Mobile Cooks

FOOD

Mobile Cooks is seeking investment to open it's Boston-based Cloud Kitchen (takeout and delivery) and enhance their service platform for chefs.

Instagram: MOBILECOOK Twitter: COOKSMOBILE Facebook: MOBILE-COOKS-265358424207935 LinkedIn: MOBILECOOKS Website: MOBILECOOKS.COM

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The Business

Our mission is to empower cooks, support local farmers and feed the masses delicious, affordable, sustainable and personal vegan food.

ABOUT US

- We are a Plant-Based Catering and Pop-Up Company. At Mobile Cooks, you order unique dishes from individual cooks.
- Matthew Kaplan launched Mobile Cooks in November 2018 while working for Toast Inc as a project manager. He saw a need to help cooks more directly. Scott and Evie have since joined the management team. More about us in the investor presentation attached!
- We started by offering our cooks gigs at office pop-ups, restaurant takeovers, brewery pop-ups and office outpost delivery service (to shelves). We're currently exploring leases for a kitchen space to open MC Cloud Kitchen where consumers order dishes from individual cooks (peer-to-peer) (pickup or delivery). The cooks work as a team to offer a varied menu, however each cook strives to sell out of their dish daily in hopes of receiving the highest consumer rating.
- Depending on how much money we raise on MAINVEST (we're exploring other funding options too), we will sign a lease ranging from 1500 - 4000 sq feet. This space will showcase a minimum of 4 Chefs per meal period, each presenting a different dish/menu. We source our ingredients from local farms whenever possible.
- Possible locations for MC Cloud Kitchen: Boston, Cambridge, JP, Brighton, Allston and Somerville
- We are also exploring Food Hall Stall leases and expect them to be fun and lucrative satellite pop-up spaces for our cooks.

BUSINESS MODEL

- We offer services to Cooks such as; prep space (currently Foundation Kitchen in Somerville), ingredient ordering/sourcing, gig scheduling, marketing, and point of sale setup and front-of-the house management.
- Revenue Channel #1: We charge the cooks a **percentage of sales** for our services ranging from 10%-20% depending on the size/fees of the event.
- Revenue Channel #2: We pass on the **rent** costs of kitchen and storage rent to the cooks at a slight markup depending on how many cooks are utilizing the kitchen at the same time
- Revenue Channel #3: We charge consumers a **5% service charge** which helps offset some of our costs and helps us keep more profit in the cooks pockets
- Revenue Channel #4: The exposure that the MCs have received doing pop-ups has led to **catering sales** which has a higher profit margin for Mobile Cooks LLC, as opposed to pop-up sales which has a higher direct labor cost. Pop-ups bring in more revenue, but a more standardized and efficient catering operation will be how we keep up with cash flow. (see 2019 month-to-month financials attached)

BUSINESS NOTES

- We are a two sided marketplace (cooks and consumers) and we're striving to deliver a truly peer-to-peer ordering experience (similar to Lyft/Uber).
- We want our cooks to flourish and we plan to offer them full-time employee benefits. We also guarantee that they make $20/hour regardless of pop-up sales. Part of your investment will go toward creating exceptional services, pay and benefits for Cooks.
- At Mobile Cooks, the Cooks keep the tips!
- We want MC Kitchen to be a place our cooks are proud to work at. Part of your investment will go toward ensuring that our facilities are designed from a cooks point of view. There may be different stations for each cook, but there will be teamwork and unity in our brand.

THE MARKET

- Our target market is vegans/vegetarians, but our food also appeals to meat eaters and health conscious eaters.
- Sales of plant-based food in the US went up by 8.1% during the past year, topping 3.1 billion *see Beyond Meat IPO
- At MC Kitchen, our main sales channel will be 3rd party delivery apps (Postmates, DoorDash etc..) however we also expect 'pick-up' (through Toast Takeout) will be popular depending on the foot traffic of our chosen first location.
- Additionally we expect that office outpost delivery service (to shelves) will become a large part of our business. Employees and employers see plant-based food as an employee benefit for their health and mind.
- Our pop-ups are promoted on Instagram/Facebook and our cooks love to promote their pop-ups to their networks. We also target athletes, fitness studios, students, and busy working families/individuals.

See our our Investor presentation attached for more on the problem, our proposed solution and our how and why

OUR COMPETITORS

- We are the first peer to peer, plant-based cloud-kitchen framework service in the US to our knowledge
- Uber, Doordash, Kitchen United, Deliveroo and others are racing to build Cloud Kitchens, but all of them seem to be focused on enabling restaurants to expand their delivery operations
- rather than empowering and marketing individual cooks as the brand
- rather than coordinating gigs and catering within their communities - outside of Cloud Kitchen spaces

Relevant Articles

- [Cooking as a Service](#) - What's certainly good about this long-term trend is that it's a way of giving people back time. Food prep is something that's far easier to do in large batches than in small batches, and eating is something that everybody has to do,

multiple times a day. So reorganizing the way that we all eat in a way that batches food preparation more efficiently ought to be a net win: everybody gets more time back."

- The Year of the Vegan - The Economist" declared 2019 "The Year of the Vegan," with correspondent John Parker writing that "fully a quarter of 24- to 34-year-old Americans [identify as] vegans or vegetarians."
- The Cloud Kitchen Concept - "Cloud kitchen" is a new concept that is storming the restaurant industry. Cloud kitchens, sometimes called ghost kitchens, are designed exclusively for online ordering and delivery - with no brick-and-mortar locations, no servers, and just a shared kitchen.

DOCUMENTS

- **Mobile Cooks Investor Presentation**
  - DOWNLOAD

MOBILE COOKS'S BUDGET

This is an approximate plan for the use of funds if Mobile Cooks receives:

○ Target investment amount

○ Maximum investment amount

MC Kitchen - Annual Rent/Utilities	$40,000
Kitchen Buildout	$104,000
Food Hall Stall	$28,000
Salaries/Labor	$100,000
Transport van	$0
Legal Fees	$10,000
MaInvest	$18,000
Total	**$300,000**

MOBILE COOKS'S PROJECTIONS

These financial projections have been generated by the owners of Mobile Cooks.

THIS INFORMATION IS PROVIDED BY MOBILE COOKS. MAINVEST NEVER PREDICTS OR PROJECTS

PERFORMANCE, AND HAS NOT REVIEWED OR AUDITED THIS INFORMATION. FOR ADDITIONAL

INFORMATION ON THE ISSUER AND ITS BUSINESS PLAN, REVIEW THE OFFERING

MEMORANDUMOR ASK THE ENTREPRENEURS DIRECTLY IN THE DISCUSSION.

The Terms

RECEIVE A SAFE NOTE (SIMPLE AGREEMENT FOR FUTURE EQUITY)

SUMMARY OF TERMS

Investment Vehicle: SAFE

Valuation Cap: $4,500,000

Discount: 20%

Review the offering memorandum and the investor agreement for further information.

How Your Investment Works

Only invest an amount you would feel comfortable losing.
Investing in private businesses often involves more risk than purchasing stock in publicly traded companies. Though potential returns are designed to reflect that risk, there is a possibility that you will lose your entire investment. Prior to investing, review MainVest's educational materials.

SAFE NOTE
If you invest in Mobile Cooks and they raise at least $300,000 by August 6, 2019, **you will be issued a Simple Agreement for Future Equity**.

CONVERSION TERMS
Your SAFE Note will be converted to equity based on the **$4,500,000 valuation cap** or the **20% discount**, whichever is more favorable to you.

CONVERSION TRIGGER
You receive equity when Mobile Cooks raises future equity capital or a liquidation event occurs.

CONDITIONAL REFUND
If Mobile Cooks doesn't raise at least **$300,000 by August 6th 2019**, all investors will be fully refunded. No revenue will be shared and no perks will be distributed.

MAXIMUM INVESTMENT AMOUNT
Mobile Cooks will not accept additional investment this round once it has received **$1,070,000**.

HAVE QUESTIONS?
If you have questions about this business, ask the entrepreneurs in the discussion section. Ask us about investing on MainVest.

The Community

The Entrepreneurs

Matthew
Founder & CEO

READ BIO

10+ years working in kitchens, as a cook and as a general manager On the opening management team at Red Owl Tavern (Philadelphia, PA) and Juniper (Wellesley, MA) 2.5 years working as a project manager at Toast where I helped hundreds of restaurant GMs and owners go live with Toasts suite of hardware and software I'm humbled to be able to help cooks provide for themselves and their families, and excited to keep building a more sustainable business model within food service. One that results in great tasting food with as small of a carbon footprint as possible.

Scott
Kitchen and Catering Executive Chef

READ BIO

I've been cooking professionally since 2009, and have been focusing on vegan food since 2011, when I became vegan myself. It became clear to me that I enjoyed cooking while working for Boston University Dining Services, and I've been seeking to build upon my culinary experiences nonstop since then. Some notable experiences took place at The Pulse Cafe, Peace o' Pie, Veggie Galaxy, Life Alive, and NU Kitchen. In addition to cooking and managing kitchens for cafes and restaurants, I enjoy doing menu and operations consulting. In the past, I was lucky to have an opportunity to open a new small vegan restaurant in Allston called Root.

Evie
Social Media/Marketing

Evie is passionate about spreading veganism in Boston and beyond. She has started to do this with her work as the Director of the Boston Chapter of Veganizer, a plant-based food consulting agency. She has dabbled with photography for years and loves to take beautiful photos of plant-based foods. She believes in the power of social media to promote veganism and to show people how amazing plant-based food can look (and taste, of course). Evie currently works at HubSpot as an accountant and is finishing grad school in May, graduating with a Master of Science in Accounting.

Investors

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Discussion

Ask questions and discuss Mobile Cooks with the entrepreneurs and other investors.
UNSURE WHAT TO DISCUSS?

Conversation Starters

- Get to know the entrepreneurs. Ask about their professional background and why they're excited about Mobile Cooks.
- What would you want from a food? Ask the entrepreneurs if that's part of the plan.
- Business-minded? Discuss the details of offering memorandum and the investor agreement.
- Live in Somerville? Talk about how Mobile Cooks could impact your community.

Ask a question. Start a conversation.

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ARTICLES LINKED FROM OFFERING PAGE

1. Allie Tetreault, *The Cloud Kitchen Concept: An Addition to the Restaurant Delivery Marketplace*, Toast (Apr. 18, 2019), available at https://pos.toasttab.com/blog/cloud-kitchens?fbclid=IwAR3KeYzyCcBXG7GFAph7WNJHUf5vSwzs73fVpWVok--o2nxfsv358Gd8Otk.
2. Juliet Pennington, *It's 'The Year of the Vegan' — so here are the basics*, The Boston Globe (May 13, 2019), available at http://bos.gl/vIcVYLV.
3. *Cooking as a Service*, alexdanco (May 2019), available at https://alexdanco.com/2019/05/09/cooking-as-a-service/.

The Cloud Kitchen Concept: An Addition to the Restaurant Delivery Marketplace

By: Allie Tetreault
10 Minute Read
Apr 18, 2019

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As independent restaurants continue to challenge larger chains with online ordering and delivery technology, offering meals on a number of third-party online ordering sites while striving to maintain brand identity and cultivate positive guest relationships, a new concept is rising: cloud kitchens.

What is a Cloud Kitchen?

Cloud kitchens, sometimes called ghost kitchens, dark kitchens, virtual restaurants, or restaurant-as-a-service (RAAS for short), are designed exclusively for online ordering and delivery. There is no brick-and-mortar location. There are no servers. There's just a shared kitchen, with staff cooking top-notch meals and a delivery crew distributing the food to hungry patrons at home or at work. It's WeWork for restaurants, and it taps into the gig economy to find effective drivers and cooks.

Cloud kitchens are:

- Shared commissary space. There is a shared kitchen space for restaurants to experiment with new menu items without upfront real estate costs.

- Delivery-only, without the front of house. Cloud kitchens are designed to cater to delivery marketplace orders — either from third-party platforms or a custom website — without a traditional front of house or even fast casual dining experience.

- Shared labor costs and equipment. Reduce recruiting and training costs with access to specialized labor that is shared across multiple restaurants.

The Impact of Cloud Kitchens

In a recent report, Limetray found that 67% of restaurants would prefer opening a cloud kitchen over a dine-in restaurant as their next outlet. There are a few advantages to this model:

- Improve operational efficiency. Restaurants are enabled to prepare their delivery orders offsite during busy lunch and dinner hours without disrupting the dine-in guest experience.

- Help scale and growth. Restaurants can leverage the scale of cloud kitchens to test new geographies and consumer adoption without investing in expensive real estate.

- Drive exclusivity for delivery marketplace. Cloud kitchens are similar to Netflix original content; marketplaces are curating unique concepts on their network so consumers stay engaged.

- Lower real estate and upfront costs. Without the need to attract customers to your location, there's no need to invest in real estate or pay high rent for a location with high foot traffic. There's also no need to invest in signage outside, eye-catching interior restaurant design, or other bells and whistles like furniture, dishes, or cutlery.

- Manage a more efficient labor force. A cloud kitchen's labor force consists of head chefs, sous chefs, dishwashers, managers, and delivery drivers. Servers, cashiers, hosts, and front of house managers become obsolete. As a result, labor costs — which usually absorb 50-70% of the average restaurants monthly revenue — decrease, and staff focuses on delivering the best product.

- Offer competitive menu prices. Cloud kitchens can invest the majority of their financial resources into creating delicious dishes, testing new menu items, and expanding their digital footprint. They can price menus more reasonably as they don't need to generate additional revenue to cover investment in other areas of the business.

Improve Restaurant Sales by 27% or More With Menu Engineering Bootcamp

The Genesis of Cloud Kitchens

In 2013, the Green Summit Group in New York City, co-founded by Peter Schatzberg and Todd Millman first introduced the concept. They've since grown their network of "virtual restaurants" to now encompass two cities — New York City and Chicago — where their four kitchens (three in New York, one in Chicago) fulfill orders for 16 individual restaurant brands. In a May 2017 interview with CityLab, Schatzberg projected Green Summit Group's virtual restaurant brands would generate $18 million in sales that year.

We're innovative in the sense that, we've said, if you have a 6,000 square foot kitchen you can make very high-quality food and have many different styles of cuisine coming from the same kitchen. Just because the kitchen makes sushi doesn't mean it can't make poké, or salads, or sandwiches, or quinoa bowls, or brisket for that matter. As long as you build your kitchen on that premise, and design it with the equipment to accommodate a broad variety of cuisines, then you can do what I'm doing, which is have a lot of different, innovative contemporary brands that all reside on third-party apps.

Peter Schatzberg

Co-founder of Green Summit Group in an interview with Forbes

In 2017, former Uber CEO Travis Kalanick founded CloudKitchens in Los Angeles, which rents out fully-equipped shared kitchen spaces for this restaurant concept. The company partners with national chains, single locations, food entrepreneurs, and food truck owners who want to rent kitchens with a full suite of equipment from 220 square feet and up. They also offer software to "turn on a smart kitchen in days not months" as well as partnerships with Uber Eats (of course), Postmates, Eat24, Doordash, GrubHub, and more. The goal is to eventually create a network of food delivery kitchens around the world. One of the restaurants benefiting from CloudKitchens is Tacos 1986 in LA, below.

More and more companies are jumping in. The restaurant review site Zomato, through its now two-year-old service called Zomato Infrastructure Services, also aims to create kitchen "pods" that restaurants can rent, and it's using data to identify recently closed restaurants that may be looking to offload their kitchen equipment for whatever they can get for it.

Finally, DoorDash and Postmates are also opening commissary kitchens in Los Angeles and San Jose, enabling pop-up concepts to open in new markets and test their menus on potential customers without having to commit to a brick-and-mortar location.

The Star, Bay Area Little Star Pizza's ghost kitchen, was DoorDash's first tenant in their San Jose commissary space. In an interview with The Wall Street Journal, Ben Seabury, the Chief Operating Officer of 1100 Group — the group that owns The Star— discussed the impressive savings the ghost kitchen model had generated, specifically on labor costs.

30 cents of every dollar that comes into one of his restaurants goes into labor. Without waiters, bartenders, and dishwashers, that cost is just 10 cents on the dollar.

Ben Seabury

COO of 1100 Group in an interview with WSJ

It is worth mentioning that while virtual restaurant concepts and online ordering/delivery platforms are a match made in low-overhead heaven, they're not without their pitfalls: Maple, David Chang's New York City-based all-in-one virtual restaurant and delivery app, lost money on every meal in 2015 and decided to close their virtual doors in 2017;

a variety of the "brands" Green Summit Group has tested failed or have very low ratings on GrubHub. At the end of the day, no matter how enticing low overhead may be to ambitious souls looking to start a restaurant, it can't be ignored that our industry is one of the riskiest in the game, where 26% of new restaurants fail within the first year.

The Restaurant Delivery Marketplace in 2019

Restaurant delivery isn't a fad. According to a Statista survey, 70% of consumers order food delivery from quick-service restaurants and 44% of consumers order food delivery at least once a month.



Where do you usually order food for delivery?
Quick-service restaurants
70%
Full-service restaurants
59%
Specialized delivery services
33%
Other
2%
Don't know
2%
0%
10%
20%
30%
40%
50%
60%
70%
80%
Share of respondents
Source
Statista Survey
© Statista 2018
Additional Information:
United States; Statista Survey; November 16 to 23, 2016; 327 respondents; 18 years and older; who order at foo
several times per month.

Platforms like Chowly have grown out of restaurants' need for streamlined, robust, online ordering platforms that seamlessly sync third-party online ordering platforms with their restaurant POS system and kitchen display system. Companies like UberEats, Grubhub, DoorDash, and Postmates have emerged on the scene to shoulder restaurants' delivery in exchange for a percentage of each order's total. And other restaurant technology players like Toast offer white-label online ordering services for consumers to order from a restaurant's branded website. With so many options, it's clear restaurants can create a customized approach to the delivery trend.

Assess Your Restaurant Tech Stack with the Restaurant Technology ROI Calculator

By 2030, the restaurant industry's online ordering and food delivery arm is expected to eclipse [$365 billion worldwide](#)according to UBS, further reinforcing the market's preference for on-demand, convenient dining experiences where technology is masterfully intertwined in every step of the process. In fact, the report predicts the end of consumer kitchens, thanks to the wider availability and appeal of food delivery services.

How to Test the Cloud Kitchen Concept at Your Restaurant

The ghost kitchen model is a worthwhile option for the following types of restaurant owners:

- First-time owners with passion and great ideas, but little experience operating a business (e.g. farmers market vendors, pop-up concepts)

- Successful food truck owners

- Existing restaurant owners with a successful concept and takeout revenue stream

- Existing restaurant owners with a successful concept and takeout revenue stream who are looking to expand but aren't sure if they can sustain the operational costs associated with opening a second location.

Geography could also make pursuing a ghost kitchen model enticing: Rent prices continue to skyrocket in major metros like New York City, Boston, and San Francisco, threatening the health of existing restaurants and making the real estate costs associated with opening a second location impossible to shoulder for many would-be and existing restaurateurs.

Want to get your feet wet and see if the ghost kitchen model is a sustainable option for your restaurant, without completely overhauling your existing operations? Try shutting down in-house meal service one night a week for a month and only fulfill phone or online orders. Advertise this shift across all of your marketing channels and offer deals for participation; for existing customers, offer rewards via your customer loyalty program to entice their participation. Let them know that this is just a test, and that your restaurant will be resuming regularly scheduled programming the next month. Performing this test for an entire month will give you a statistically significant data set to analyze and use in making an informed decision to either continue or shutter your pursuit of a ghost kitchen model. In order to discern whether this test was a success, you'll first need to know the following three restaurant metrics to have as a control in your experiment:

- Your restaurant's break-even point (this needs to be positive)

- Your restaurant's prime cost (want this to be lower)

- Your restaurant's average profitability (as a percent)

After conducting your ghost kitchen test, it's time to dig into your data. You'll want to calculate the above three metrics for the four days you ran the test and on a week by week level and then compare them against the control metrics.

The Future of Dining is Delivery

The cloud kitchen concept isn't for everyone, but leveraging the power of online ordering and delivery is. If your restaurant does not currently offer online ordering for guests, there are a variety of companies who create robust online ordering or mobile ordering solutions for restaurants so you don't have to. The online ordering arm of the restaurant industry is expected to surpass $76 billion in the next five years; don't let the opportunity to cut yourself a slice of the billion-dollar pie pass you by.

It's 'The Year of the Vegan' — so here are the basics

By **Juliet Pennington** Globe correspondent, May 13, 2019, 2:35 p.m.

22



(JUSTIN SAGLIO/FILE)

"Where do you get your protein?"

For vegans, that question is probably right up there with "What do you eat?"

As more information becomes available about the benefits of a plant-based diet — for health, the environment, and for animal welfare — what was once a fringe, alternative lifestyle is becoming more mainstream, with options aplenty.

"The Economist" declared 2019 "The Year of the Vegan," with correspondent John Parker writing that "fully a quarter of 24- to 34-year-old Americans [identify as] vegans or vegetarians." And in a December 2017 Forbes.com article, entrepreneurs were urged to turn toward vegan-based business endeavors — geared toward food, clothing, makeup, or any other products that eschew animals or animal by-products.

But what about cheese?

My greatest concern going vegan nearly three years ago (after being vegetarian for more than three decades) was that I would be lost without cheese. Eggplant Parmesan, macaroni and cheese, grilled cheese, pizza, baked brie . . . I mean, *c'mon.*

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Luckily, the cheese-alternative industry is booming and I have found tasty substitutes at everyday grocery stores that work with my favorite recipes. Also, vegan and vegan-friendly restaurants have delicious plant-centric versions of traditionally animal-based items. Some favorites include the Reuben sandwich (made with seitan) at Veggie Galaxy in Cambridge, tacos (made with crispy fried tofu and topped with kimchi, hoisin, pears, scallions, and toasted peanuts) at Rhythm n' Wraps in Boston, mac 'n' cheese (with sweet-potato cashew-cheese sauce, shiitake bacon, and almond parmesan) at one of the three by Chloe restaurants in Boston, shepherd's pie (made with soy sausage) at Red Lentil in Watertown, and soy meat barbecue pizza at Veggie Crust in Brookline and in Somerville.

Options abound

"It is wonderful because we have so many more vegan choices today than we did even five or 10 years ago," said Dr. Walter Willett, professor of epidemiology and nutrition at Harvard's T.H. Chan School of Public Health and professor of medicine at Harvard Medical School. "Clover [Food Lab in Cambridge] is one example that is good for people like myself who are not strict vegans, but like to have well-prepared vegan meals. When I eat there, I know it's going to be interesting, flavorful, and healthy all at the same time — and have a much softer footprint on the planet than the kind of food I grew up with."



However, Willett said when switching to a plant-based diet, it is important to be mindful that just because something is vegan, doesn't mean it's healthy.

"You can go to Whole Foods and find lots of vegan junk food that is not healthy," he said. "Pretty much any diet is the same way: You can have a healthy version and a deleterious version."

Making the transition

Evelyn Kimber, president of the [Boston Vegetarian Society](#) said that people making the transition to a meat- and dairy-free diet often focus on what they can't eat anymore, when they should be focusing on what they are adding to their diets.

"Often, changing one or two ingredients will make a familiar dish vegan," she said. "Making a pot of chili? Replace the ground beef with beans and chunky vegetables. Have a bean taco instead of a beef taco, or try one of the plant-based meat [substitutes] like Gardein. Try a chickpea salad sandwich instead of chicken sandwich."

Willett said that having nonmeat, healthier versions of foods we ate growing up helps with dietary "shifts."

"Traditions passed on to us by our parents are very powerful in terms of determining what we eat," he said. "But the positive benefits of the changes we're making cannot be overlooked."

Rebecca Hastings, a Foxborough-based registered dietitian, said she recommends to clients that they "start slow" — and always consult with their physician — when making significant dietary changes.

"This ensures that the plan is more sustainable in the long run," she said.

Hastings suggested starting by switching from dairy-based milk and yogurt to those made from almonds, cashews, coconuts, or one of the many other non-dairy alternatives. Then, decrease meat consumption and gradually increase the intake of beans, nuts, seeds, etc.

"Keep in mind that when starting a plant-based diet, you are typically increasing the amount of fiber that you are taking in daily, so make sure you increase gradually and [that you] increase your water intake in conjunction with the increase in fiber," she said.

Must haves

A well-stocked pantry is also essential, Hastings noted. Whole grains including steel cut oats, barley, brown rice, buckwheat groats, faro, millet, and quinoa are some of her go-to's, as well as canned beans and lentils (look for low-sodium varieties and give them a good rinse before use, she advised), nuts, and an array of spices including basil, cumin, cayenne and curry powders, chipotle, fennel, oregano, and rosemary "to help add flavor and variety to meals."

"Also, canned fire roasted tomatoes add great flavors to soups, stir fry, and savory bowls," she added.

With a plethora of vegan cookbooks, websites, and blogs, Hastings said finding meat- and dairy-free recipes is easier than ever. Some of her favorites include www.bosh.tv, www.thugkitchen.com, and www.thevegan8.com. ("All recipes on this website are simplified and contain eight ingredients or less, not including salt, pepper, and water," she said).

Undeniable health benefits

Willett said that short-term and long-term studies all point in the same direction: "People who emphasize plant-based protein sources such as nuts and seeds and legumes — including soy — not only have better blood cholesterol [levels], but also lower rates of heart disease, diabetes, and some cancers."

A comprehensive study published in the International Journal of Epidemiology earlier this month found that eating even a moderate amount of red or processed meat is linked to an increased risk of colorectal (bowel) cancer.

The protein myth

Hastings said that while many people believe they need to eat meat to get an adequate amount of protein, "I'm here to tell you that is simply not true."

"As long as you are getting a varied diet of whole foods, you will likely not be short on protein," she said, adding that protein is found in many vegan foods including broccoli, spinach, oats, and nutritional yeast (a popular vegan cheese substitute). "You can also add a protein punch by consuming soy-based substitutes such as tofu, tempeh, seitan, etc."

There are risks of certain nutritional deficiencies — like vitamins B12 and D, and calcium — on a vegan diet, but that is easily addressed by eating fortified foods and drinks and/or taking vitamin supplements, she said.

Being vegan feels good

Kimber said that through various channels — including social media — people are learning that their food choices have a significant impact on many levels.

"People feel good about themselves for eating in a way that does the most good and least harm — protecting our planet and the animals, while taking care of themselves with delicious and health-promoting plant foods," she said. "The number of Boston Vegetarian Society participants has increased steadily over the years, and I suspect that will continue. More and more people are coming to the conclusion that they can live well without harming or taking animals' lives."

Cooking As A Service

2 WEEKS AGO 2 COMMENTS

This tweet made me think a lot:


Patrick McKenzie @patio11 · May 4
I think cooking will, by 2040, be a niche activity like e.g. gardening or sewing, not something which one would reasonably expect from substantially every household.
It's getting squeezed by a combination of long-running social changes, cultural norms, and...
15
15
98
Patrick McKenzie @patio11 · May 4
... rapid innovation in business models caused by both the Internet, the rise of subscription- and marketplace-enabled commerce, and enormous innovation in delivery networks.
3
2
34

First of all, as much as I hate this idea, I think this notion is correct. This trend has been happening for a long time, and it's going to keep happening. I think it's a great illustration of what really happens in "access" or "as-a-service" economies: as friction goes away, we turn away from owning assets and towards consuming services as a way of fulfilling our jobs to be done. There are good parts to this, and there are bad parts; let's talk about some of them.

The trend of increasingly outsourcing food production is new but not *that* new for North America. (In other parts of the world like India, where the economy and labour market is arranged differently, you'll have a very different story.) If we take a look at the data, we can see the meaningful long-term shifts in cooking practices that have taken place over the past two generations, up until today's mobile era where the internet has started to reshape things again.

Trends in US home food preparation and consumption: analysis of national nutrition surveys and time use studies from 1965-66 to 2007-08 | Smith, Ng & Popkin, Nutrition Journal

This paper goes extensively through fifty years worth of data on the relative prevalence of food prepared inside the home versus food prepared outside the home: Cooking As A Service. The original graph is a little tricky to look at, so I added the coloured boxes and time arrows to make it easier to read. It's first split into three sections: low, middle and high income, and then within each income group, the bars represent time periods: representative years from the 60s, 70s, 80s, 90s, early 2000s and late 2000s.



Figure 1 Daily energy intake of US adults by food source, 1965-1966 to 2007-2008. Data sources: Household Food Consumption Survey (HFCS) of 1965–1966 (n=4,114), Nationwide Food Consumption Survey (NFCS) of 1977–1978 (n=12,935), Continuing Survey of Food Intakes by Individuals (CSFII) of 1989–1991 (n=7,750), CSFII of 1994–1996 (n=6,894), National Health and Nutrition Examination Survey (NHANES) of 2003–2004 (n=3,138), and NHANES of 2007–2008 (n=3,734). * Percentage of calories eaten from home sources differed significantly from HFCS 1965–1966, $p \leq 0.01$ (t-test). ** Percentage of calories eaten from home sources differed significantly from previous survey, $p \leq 0.01$ (t-test). *** Percentage of calories eaten from home sources differed significantly between low and high income groups for relevant survey year, $p \leq 0.01$ (t-test).

A few overall trends are pretty clear from this graph. First of all, there's a clear long term trend: outsourced Cooking As A Service has progressed from rare (<10%) to routine (28-35%) over two generations. This transition took place over several decades, although if you had to pick one inflection point it'd probably the early 90s.

Second, the overall trend is not dominated by any one income group. While it's certainly true that high income earners may be dining out differently than low-income earners, the long run trend is that low, middle and high income earners are all choosing to outsource food preparation at more or less the same rate.

So what are the most important forces behind this? There's a few worth emphasizing:

1. First of all, overall living standards have gone up since our grandparents' generation. More people, for more of their meals, are opting to pay other people to do the work of cooking for them as a service. The flip side of this is that more people are employed in Cooking As A Service businesses each and every year, which makes sense.
2. Second, ever year our incremental improvements in technology, management, supply chain efficiency, and so forth are turning food prep into an activity that can be increasingly done on top of a "back end cloud". All of the line item costs in commercial food preparation, including labour, have become highly reliable, interchangeable, inexpensive component parts. Businesses like McDonalds at the cheap end, or say Olive Garden or Sweetgreen as we ascend the price ladder, are able to mass-produce hot cooked meals that are affordable, tasty and consistent (although not necessarily healthy). The same goes for the infinite varieties of international

cooking that we've learned how to refactor on top of the North American food service ecosystem.

3. As Cooking As A Service expanded from <10% to 25-30+% of our eating, we grew to consume and expect a far greater selection and variety of food compared to when we did all our cooking ourselves. Our consumption choices around what food we eat gradually pivoted from "What am I able to cook for myself" to "Is this exactly what I want to eat, yes or no?" Once you transition into "is this exactly what I want, yes or no" territory, it's very hard to go back; it becomes a part of the standard of living that we expect.

I wrote a while back about this general phenomenon: as friction goes away, we turn from *asset ownership* to *service consumption* as our preferred model for fulfilling jobs-to-be-done. The forward-looking example I usually use here would be turning from owning, driving and maintaining your own car (asset ownership) to increasingly relying on Ubers, micro-mobility, or other kinds of "functional" transportation (transportation as a service).

Cooking, we can see here quite clearly, is following the same trend except on a longer time scale and for a more convincing slice of the population. (This is a good reminder that Access Economy style service businesses don't mean "sharing", as in "we all share the same coffee machine that is somehow passed back and forth frictionlessly between us". It means "We pay someone at Starbucks to make the latte for us." The access economy isn't about sharing, it's about getting.)

There are all kinds of forces behind this overall trend, but in general the supply side and the demand side are reinforcing each other in a positive feedback cycle. We move progressively from an environment where we consider many factors when making a decision to one where we make only one: is this exactly what I want, yes or no? In cooking terms, this meanings a gradual transition away from one where we have ownership over our own cooking assets and cooking capacity and then weigh many factors when determining what to cook for ourselves, and towards one where we simply consume whatever is available on-demand, with every aspect of cooking outsourced away.


Abundance:
Demand
Supply
Fewer factors are considered
More extreme binary outcomes
More specialized differentiation; more compounding of success
Lower switching cost, masked complexity, cheaper, better
Less friction involved in consumption decision

Furthermore, I would not be at all surprised if these eating patterns ultimately formed a bifurcated distribution for any given individual: many different differentiated options on one side (specific restaurants that cook a particular exotic food, like sushi or Thai food, that we decide to eat impulsively) and a basic but good Default option on the other (the prepared food section at Whole Foods, or the equivalent). When we shift to "yes or no" decision-making in worlds of abundant availability, our consumption patterns adjust accordingly. Food is no different than media or retail.


World of scarcity
World of abundance

For Patrick's prediction to come true, though, we'll have to break through another meaningful adoption threshold for the mass market. We've already broken through one over the past fifty years (from <10% to 25-30%) but we've plateaued there for the past decade or two. It'll take another technological and cultural wave of change to break us through to the next level: from

frequent (30%) to *default* (>50% of all meals across the board). What are the contenders for what will drive this change?

On the supply side, I think it's pretty clear to everyone watching that food delivery companies like Uber Eats and Doordash just a preview of the disruption that's really to come for the Cooking As A Service industry back-end. The real company to watch here is Cloud Kitchens, Travis Kalanick's new gig (which, people may not know, was originally a project started and backed by Social Capital and friends before Travis came in and bought out the whole thing.) On the demand side, I think the most unrecognized but powerful element of what the internet and frictionless distribution is the increasingly ubiquity of "is this exactly what I want, yes/no" as a consumption trigger. Specialized prep on top of utility back-end food infrastructure reinforces itself.

From a couple of anecdotal conversations I've had with restaurant managers about this, it seems like once you open yourselves up as a restaurant that can be found on the delivery apps, a huge percentage of your kitchen volume switches over to fulfilling those orders, and your front-of-house costs get hung out to dry as increasingly unnecessary. Flexible, modular kitchens that are available for rent for any chef who wants to cook in it, and that have easy access to delivery cars and which pay for no front-of-house extras seem pretty obviously like the next iteration of back-end Cooking as a Service, and I wouldn't be at all surprised to see them pop up everywhere soon enough. If they can collectively bring down the cost of outsourced cooking another 20-30%, I think the economics start looking pretty compelling for outsourced cooking (including delivery) to effectively pay for itself out of the savings incurred by paying for ingredients and cooking equipment in bulk. At that point, kitchens start to truly become optional.

Finally, it's worth asking: is this good?

What's certainly good about this long-term trend is that it's a way of giving people back time. Food prep is something that's far easier to do in large batches than in small batches, and eating is someone that everybody has to do, multiple times a day. So reorganizing the way that we all eat in a way that batches food preparation more efficiently ought to be a net win: everybody gets more time back. Having the time, equipment and setting to cook a nice meal for one's own is certainly a nice thing to have; in time this may become effectively a luxury good (albeit one where a large majority of people will still have kitchens for the foreseeable future, even if they never cook in them).

One thing that's bad about this trend, though, is that when you outsource food preparation (and everything that goes into it) into Cooking As A Service, then you turn *all* aspects of food into something that's being sold to you. And that includes healthiness.

You could look at this as a Principal / Agent problem, in that the person cooking for you may have less incentive to cook healthily than you do. However, if we're being honest, a lot of us don't meet the basic requirements for this problem in the first place: we don't do a great job cooking healthily for ourselves, and often have to turn to other people in order to design and maintain a healthy diet. This, to me, is the sneaky and more worrisome problem in the long run.

The more food preparation gets outsourced, the more healthy eating turns into a luxury good: something that's an upcharge, rather than the base model.

There are two reasons for this, I think. First of all, "healthiness" is a classic sort of upcharge-y thing: it's hard to quantify, but you also can't put an upper bound on price so easily. Suppose a standard lunch costs $10 but a healthier salad from Sweetgreen costs $13; the category of people who are willing to pay that extra $3 would probably just as willingly pay an extra $5 or even $10 if you push them. Fully monetizing your best customers can mean pricing these premium healthy options out of reach for those with less disposable income.

Second, and I think the real driving force behind this, is that when you're selling people food, you care a whole lot about retention: you want people to keep coming back for your food. And if you can't do this through premium features like tasty healthiness (which can be expensive), the other cheaper way to do it is to make your food less healthy: add more fat; add more salt; make your food easier to enjoy.

This bifurcation (again with the bifurcations! It's a theme) isn't a good thing in my opinion. When you're cooking food for yourself, the healthiness of the food you make is going to be a combination of many different decisions and choices you make: what ingredients you buy, what quantities you use, how you prepare your food. But when you outsource cooking as a service to someone else, healthiness increasingly becomes a yes-or-no premium option. I similarly worry that this kind of bifurcation is having similar unhealthy effects at the population level in other areas, like media for example. The internet isn't fully destroying the journalism business model; it's simply bifurcating it into one segment who can afford to pay for premium "healthy news", and another segment who consumes the base "unhealthy news" option. Abundance turns Good Decisions into pay-to-play "responsible choice as a premium option". And that's not great.